Exhibit 99.1
No. SEC/A-SE/11-12/017
July 23, 2011

Corporate Relationship Department	National Stock Exchange of India Limited
The Bombay Stock Exchange Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai — 400 001	Mumbai — 400 051
Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.: 022-26598120 / 26598237 / 26598238

Scrip Code : 500900	Scrip Code : STER-EQ
Dear Sir,
Sub : Appointment of Additional Director
This is to inform that the Board of Directors of the Company in its meeting held on July 23, 2011 has appointed Mr. A.R. Narayanaswamy as an Additional Director of the Company and also as a member of Audit Committee. Mr. Narayanaswamy will be a Non-Executive and Independent Director.
Mr. A. R. Narayanaswamy is a member of The Institute of Chartered Accountants of India and has vast experience in the industry. He is also on the Board of Hindustan Zinc Limited, Sterlite Technologies Limited, IBIS Softec Solutions (P) Ltd, IBIS Logistics (P) Ltd and IBIS Systems & Solutions (P) Ltd.
You are requested to kindly take the same on record.
Thanking you,
Yours faithfully,
For Sterlite Industries (India) Limited
Rajiv Kumar Choubey
Company Secretary & Compliance Officer
Encl : as above

July 23, 2011
New York Stock Exchange
NYSE Regulation Inc.
20 Broad Street, 13th Floor
New York, NY 10005
United States of America
Kind Attn : Mr. Yuri Tsadyk / Mr. Mark Iyeki
Dear Sirs,
Scrip Code : SLT
Sub : Appointment of Additional Director
This is to inform that the Board of Directors of the Company in its meeting held on July 23, 2011 has appointed Mr. A.R. Narayanaswamy as an Additional Director of the Company and also as a member of Audit Committee. Mr. Narayanaswamy will be a Non-Executive and Independent Director.
Mr. A. R. Narayanaswamy is a member of The Institute of Chartered Accountants of India and has vast experience in the industry. He is also on the Board of Hindustan Zinc Limited, Sterlite Technologies Limited, IBIS Softec Solutions (P) Ltd, IBIS Logistics (P) Ltd and IBIS Systems & Solutions (P) Ltd.
Thanking you,
Yours faithfully,
For Sterlite Industries (India) Limited
Rajiv Kumar Choubey
Company Secretary & Compliance Officer
Encl : as above